Exhibit 99.1

77 King St. W., Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, ON, M5K 1H1 Canada

GRANITE COMPLETES REIT CONVERSION

January 3, 2013, Toronto, Ontario, Canada — Granite Real Estate Inc. (TSX: GRT; NYSE: GRP) (“Granite Co.”) announced today that effective January 3, 2013, it has completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust (“REIT”) structure.

The conversion was implemented pursuant to a plan of arrangement under the Business Corporations Act (Quebec).  Under the plan of arrangement, all of the common shares of Granite Co. have been exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust (“Granite REIT”) and one common share of Granite REIT Inc. (“Granite REIT Co.”;  together with Granite REIT, “Granite”).  Beginning on January 4, 2013, the stapled units will trade on the Toronto Stock Exchange under the symbol “GRT.UN” and on the New York Stock Exchange under the symbol “GRP.U.”  Granite REIT and Granite REIT Inc. will be reporting issuers under Canadian provincial and U.S. securities laws and, through Granite REIT Holdings Limited Partnership (“Granite LP”) and its subsidiaries, will continue to carry on the business previously conducted by Granite Co. and its subsidiaries.

Under the plan of arrangement,

(i)                                   Granite Co. acquired and cancelled 46,832,908 of its common shares, being 100% of the issued and outstanding common shares of Granite Co. at the effective time of the Conversion Transaction;  and

(ii)                                through a series of steps, Granite LP acquired 10,771,569 Class X shares of Granite Co., being 100% of such shares, which were then converted into 10,771,569 common shares of Granite Co., and acquired an additional 2,302,815 common shares.  Granite LP now owns 100% of the issued and outstanding common shares of Granite Co. at the completion of the REIT conversion.

The securities referred to above were acquired and cancelled by Granite Co., and acquired by Granite LP, as a result of and for the consideration provided in the particular transaction steps of the plan of arrangement. The closing price of the Granite Co. common shares on the Toronto Stock Exchange on January 3, 2013, was C$38.59 per common share.

Granite Co. acquired and cancelled, and Granite LP acquired, the securities referred to above for the purpose of effecting Granite Co.’s conversion from a corporate structure to a stapled unit REIT structure.  The head office address of Granite, Granite Co. and Granite LP is 77 King Street West, Suite 4010, Toronto, Ontario  M5K 1H1.  To obtain a copy of the early warning report filed under securities laws in connection with these transactions, contact Jennifer Tindale, EVP, General Counsel and Secretary, at 647-925-7500.

For U.S. taxpayers, C$1.00 of the value of each stapled unit issued will be considered a deemed dividend (subject to, in the case of an individual U.S. taxpayer, the new maximum 20% tax rate on qualified dividends and the new 3.8% unearned income Medicare contribution tax) and, unless an Internal Revenue Service Form W-9 was filed prior to the effective time of the plan of arrangement, will be subject to backup withholding tax at a rate of 28%.  Any amounts so withheld may be refunded or credited against the U.S. taxpayer’s U.S. federal income tax liability.

www.graniterealestate.com

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. The REIT owns and manages approximately 28 million square feet in 104 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information about Granite, please see our website at www.granitereit.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT conversion will be realized. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the inability to realize the anticipated reduction in cash income taxes payable following the REIT conversion and the risks set forth in the “Risk Factors” section in Granite Co.’s management information circular/proxy statement with respect to the REIT conversion and in Granite Co.’s Annual Information Form for 2011, each filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which investors are strongly advised to review. The “Risk Factors” sections also contain information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.